Exhibit 99.6

AMENDED AND RESTATED BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

ORLA MINING LTD.

CONTENTS

Part One	-	Interpretation
Part Two	-	Business of the Corporation
Part Three	-	Directors
Part Four	-	Advance Notice Provisions
Part Five	-	Meetings of Directors
Part Six	-	Committees
Part Seven	-	Officers
Part Eight	-	Protection of Directors, Officers and Others
Part Nine	-	Shares
Part Ten	-	Dividends and Rights
Part Eleven	-	Meetings of Shareholders
Part Twelve	-	Notices
Part Thirteen	-	Electronic Documents
Part Fourteen	-	Effective Date and Repeal

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Orla Mining Ltd. (the “Corporation”) as follows:

PART One

INTERPRETATION

1.01	Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(1)	“Act” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44 and the regulations made under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions therefor;

(2)	“appoint” includes “elect” and vice versa;

(3)	“articles” means the articles of the Corporation as from time to time amended or restated;

(4)	“board” means the board of directors of the Corporation;

(5)	“by-laws” means this by-law and any other by-law of the Corporation from time to time in force and effect;

(6)	“meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders;

(7)	“business day” means any day other than Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada);

(8)	“recorded address” means in the case of a shareholder, his or her address as recorded in the securities register of the Corporation; in the case of joint shareholders, the address appearing in the securities register of the Corporation in respect of such joint holding, or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation;

(9)	“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by Section 2.05 or by a resolution passed pursuant to Section 2.05;

(10)	“special meeting of shareholders” includes a meeting of any class or classes of shareholders, and means a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(11)	all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act;

(12)	unless the context otherwise requires, references herein to a statute, including the Act, means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder;

(13)	words importing the singular shall include the plural and vice-versa; words importing the masculine gender shall include the feminine and neuter genders; and the word “persons” shall include individuals, bodies corporate, partnerships, associations, personal representatives and any number or aggregate of persons; and

(14)	the headings used in the by-laws are inserted for reference purposes only, and are not to be considered or taken into account in construing the terms or provisions thereof, or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

1.02	Conflicts with Laws

In the event of any inconsistencies between the by-laws and mandatory provisions of the Act, the provisions of the Act shall prevail.

PART Two

BUSINESS OF THE CORPORATION

2.01	Registered Office

Unless changed in accordance with the Act, the registered office of the Corporation shall be in the province or territory in Canada from time to time specified in the articles and at such address within such province or territory as the board may from time to time determine.

2.02	Books and Records

Any records maintained by the Corporation in the regular course of its business, including its securities register, books of account and minute books, may be maintained in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device. The Corporation shall make such records available for inspection pursuant to applicable law.

2.03	Corporate Seal

The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in such form as the board may by resolution adopt from time to time. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise, as may be prescribed by law or custom or by the board.

2.04	Financial Year

The first financial period of the Corporation and thereafter the fiscal year of the Corporation shall terminate on such date as the board may by resolution determine and the board by resolution may change the financial year from time to time.

2.05	Execution of Instruments

Subject to Section 2.07, contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any one officer or director. The board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing. In addition, any director or officer who may execute contracts, documents or instruments in writing, on behalf of the Corporation, may direct the manner in which and the person or persons by whom any particular contract, document or instrument in writing, or class thereof, may or shall be executed and delivered on behalf of the Corporation, including the use of facsimile or electronic reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereto.

The signature or signatures of any officer or director of the Corporation and of any officer or officers, person or persons appointed as set out above by resolution of the board may be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation, and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced, and shall be as valid to all intents and purposes as if they had been signed manually, and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

Subject to the Act or other applicable law: (a) any contracts, documents or instruments in writing required or permitted to be executed by one or more persons on behalf of the Corporation may be signed mechanically or by means of electronic signature or fax; (b) any contracts, documents or instruments in writing required or permitted to be executed by one or more persons may be executed in separate counterparts, each of which when duly executed by one or more of such persons shall be an original and all such counterparts together shall constitute one and the same such contract, document or instrument in writing; and (c) wherever a notice, document or other information is required under the Act or these by-laws to be created or provided in writing, that requirement may be satisfied by the creation and/or provision of an electronic document, including by electronic means. Subject to the Act, an electronic document includes any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means and that can be read or perceived by a person or by any means.

The corporate seal of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as set out above or by an officer or officers, person or persons appointed as set out above by resolution of the board, although a document is not invalid merely because a corporate seal is not affixed to it.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

2.06	Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.07	Cheques, Drafts, Notes, Etc.

All cheques, drafts or orders for the payment of money, and all notes, acceptances and bills of exchange shall be signed, endorsed or accepted in the name of the Corporation by such officer or officers or other person or persons, whether or not an officer or officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

2.08	Custody of Securities

All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) owned by the Corporation shall be lodged in the name of the Corporation with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by the board. All securities (including shares, debentures, bonds, notes, warrants or other obligations or securities) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship), and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.09	Voting Securities in Other Bodies Corporate

The signatories of the Corporation under Section 2.05 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the said signing officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.10	Borrowing and Security

Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders: (a) borrow money or otherwise obtain credit upon the credit of the Corporation; (b) limit or increase the amount to be borrowed; (c) issue, reissue, sell, pledge or hypothecate debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured, for such sums, upon such terms, covenants and conditions and at such prices as may be deemed expedient; (d) give, directly or indirectly, financial assistance to any person by means of a loan, guarantee or otherwise to secure any present or future indebtedness or liability of any person, firm or corporation, in either limited or unlimited amount and either with or without security; (e) give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and (f) charge, mortgage, hypothecate, pledge, assign, transfer or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including tangible and intangible assets, book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation. Nothing in this Section 2.10 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation. For clarity, the powers conferred by this Section 2.10 shall be deemed to be in supplement of and not in substitution for any powers to borrow money for the purposes of the Corporation possessed by its directors or officers independently of this Section 2.10.

The board may from time to time delegate in writing to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by Section 2.10 to such extent and in such manner as the board may determine at the time of such delegation.

PART Three

DIRECTORS

3.01	Number of Directors

Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles.

3.02	Qualification

Every director shall be an individual 18 or more years of age, and no one who is of unsound mind and has been so found by a court in Canada or elsewhere, or who has the status of a bankrupt shall be a director. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25% of the directors of the Corporation must be resident Canadians. If at any time the Corporation has less than four directors, at least one director must be a resident Canadian.

3.03	Term of Office

A director’s term of office (subject to the provisions, if any, of the Corporation’s articles, and subject to his or her election for an expressly stated term) shall be from the date of the meeting at which he or she is elected or appointed until the close of the annual meeting next following, or until his or her successor is elected or appointed.

3.04	Election and Removal

Directors shall be elected by the shareholders in a meeting of shareholders. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the board or the shareholders otherwise determine. Except for those directors elected for an expressly stated term, all the directors then in office shall cease to hold office at the close of a meeting of shareholders at which directors are elected but, if qualified, are eligible for re-election. If a meeting of shareholders of the Corporation fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification, incapacity or the death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum. Subject to subsection 2 of section 109 of the Act, the shareholders of the Corporation may, by ordinary resolution at a special meeting, remove any director before the expiration of his or her term of office, in which case the director so removed shall vacate office forthwith upon the passing of the resolution for his or her removal, and may, by a majority of the votes cast at the meeting, elect any person in his or her stead for the remainder of his or her term.

3.05	Vacation of Office

The office of a director shall ipso  facto be vacated if: (a) he or she dies; (b) he or she is removed from office by the shareholders; (c) he or she becomes bankrupt; (d) he or she is found by a court in Canada or elsewhere to be of unsound mind; or (e) his or her written resignation is received by the Corporation, or if a time is specified in such resignation, at the time so specified, whichever is later.

3.06	Vacancies

Subject to the Act, where a vacancy occurs in the board, except a vacancy resulting from an increase in the number or minimum number of directors or from failure to elect the number or minimum number of directors required by the articles, and a quorum of directors remains in office, the directors then in office (even though 25% of such directors are not resident Canadians) may appoint a person to fill the vacancy for the remainder of the term. If there is not then a quorum of directors or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall without delay call a special meeting of shareholders to fill the vacancy and, if they fail to do so or if there are no directors then in office, the meeting may be called by any shareholder.

3.07	Action by Directors

The board shall manage, or supervise the management of, the business and affairs of the Corporation, and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, or by statute expressly directed or required to be done in some other manner.

3.08	Canadian Directors Present at Meetings

The board shall not transact business at a meeting unless at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian, except where: (a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility, the business transacted at the meeting; and (b) the required number of resident Canadian directors would have been present had that director been present at the meeting.

3.09	Duties

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall: (a) act honestly and in good faith with a view to the best interests of the Corporation; and (b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.10	Validity of Acts

An act by a director or officer is valid notwithstanding an irregularity in his or her election or appointment or a defect in his or her qualification.

3.11	Remuneration and Expenses

The remuneration to be paid to the directors shall be such as the board shall from time to time determine. The board may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of a Corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

PART Four

ADVANCE NOTICE FOR NOMINATION OF DIRECTORS

4.01	Nomination of Directors

Subject only to the Act and this by-law, only individuals who are nominated in accordance with the procedures set out in this Part 4 shall be eligible for election as directors. Nominations of individuals for election as directors may only be made at an annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors, (a) by or at the direction of the board or an authorized officer of the Corporation, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders made in accordance with the provisions of the Act; or (c) without limiting (a) or (b), by any person (a “Nominating Shareholder”), who:

(i)	at the close of business on the date of giving notice provided for in this Section 4.01 and on the record date for notice of such meeting, is entered in the central securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who as of such dates beneficially owns shares that are entitled to be voted at such meeting, in each case on the election of directors; and

(ii)	has given Timely Notice (as defined below) in proper written form as set forth below in Section 4.02 and Section 4.03.

4.02	Timely Notice

In order for a nomination made by a Nominating Shareholder to be timely notice (a “Timely Notice”), the Nominating Shareholder’s notice must be received by the corporate secretary of the Corporation:

(a)	in the case of an annual meeting of shareholders (including an annual and special meeting), not later than 5:00 p.m. Vancouver time on the 30th day before the date of the meeting of shareholders; provided, however, if the first public announcement made by the Corporation of the date of the meeting is less than 50 days before the meeting date (each such date being the “Notice Date”), notice by the Nominating Shareholder may be given not later than 5:00 p.m. Vancouver time on the 10th day following the Notice Date; and

(b)	in the case of a special meeting of shareholders (which is not also an annual meeting of shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than 5:00 p.m. Vancouver time on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in Section 4.02(a) or Section 4.02(b), and the Notice Date in respect of the meeting is not less than 50 days before the date of the applicable meeting of shareholders, the notice must be received not later than 5:00 p.m. Vancouver time on the 40th day before the date of the applicable meeting of shareholders. Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this Section 4.02.

4.03	Proper Written Form of Notice

To be in proper written form, a Nominating Shareholder’s notice to the corporate secretary of the Corporation must comply with all the provisions of this Section 4.03 and disclose or include, as applicable:

(a)	as to each individual whom the Nominating Shareholder proposes to nominate for election as a director (a “Proposed Nominee”):

(i)	the name, age, business and residential address of the Proposed Nominee;

(ii)	the principal occupation/business or employment of the Proposed Nominee;

(iii)	the number of securities of each class of securities of the Corporation or any of its subsidiaries beneficially owned, or controlled or directed, directly or indirectly, by the Proposed Nominee, as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)	any other information that would be required to be disclosed in a dissident proxy circular or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to the Act or applicable securities law;

(b)	as to each Nominating Shareholder giving the notice, and each beneficial owner, if any, on whose behalf the nomination is made:

(i)	their name, business and residential address;

(ii)	full particulars of any proxy, contract, relationship arrangement, agreement or understanding pursuant to which such person, or any of its affiliates or associates, or any person acting jointly or in concert with such person, has any interests, rights or obligations relating to the voting of any securities of the Corporation or the nomination of directors; and

(iii)	any other information relating to such person that would be required to be included in a dissident proxy circular or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Act or as required by applicable securities law; and

(c)	whether, in the opinion of the Nominating Shareholder and the proposed nominee, the proposed nominee would qualify to serve as an independent director of the Corporation under sections 1.4 and 1.5 of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (together with any successor or supplemental instrument thereto, “NI 52-110”), and whether, with respect to the Corporation, the proposed nominee has one or more of the relationships described in sections 1.4(3), 1.4(8) or 1.5 of NI 52-110.

Reference to “Nominating Shareholder” in this Section 4.03 shall be deemed to refer to each shareholder that nominated or seeks to nominate a person for election as director in the case of a nomination proposal where more than one shareholder is involved in making the nomination proposal.

4.04	Delivery of Information

Notwithstanding any other provision of these by-laws, any notice, or other document or information required to be given to the corporate secretary pursuant to this Section may only be given by personal delivery or email (at the email address set out in the Corporation’s issuer profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com), to the corporate secretary and shall be deemed to have been given and made only at the time it is served by personal delivery to the corporate secretary at the address of the principal executive offices of the Corporation or email (at the address provided above, provided that receipt of confirmation of such transmission has been received) provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. Vancouver time on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

4.05	General

No individual shall be eligible for election as a director unless nominated in accordance with these by-laws; provided, however, that nothing in this Part 4 shall be deemed to preclude discussion by a shareholder or a proxyholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act.

The chair of any meeting of shareholders of the Corporation shall have the power to determine whether any proposed nomination is made in accordance with the provisions of this Part 4, and if any proposed nomination is not in compliance with such provisions, must as soon as practicable following receipt of such nomination and prior to the meeting declare that such defective nomination shall not be considered at any meeting of shareholders.

In addition to the provisions of this Section, a Nominating Shareholder and any individual nominated by the Nominating Shareholder shall also comply with all of the applicable requirements of the Act, applicable securities laws and applicable stock exchange rules regarding the matters set forth in this Part 4.

4.06	Waiver

The board may, in its sole discretion, waive any requirement in this Part 4. For clarity, nothing in this Part 4 shall limit the right of the board to fill a vacancy among the directors in accordance with these by-laws.

4.07	Definitions

For the purposes of this Part 4, “public announcement” means disclosure in a news release disseminated by the Corporation through a national news service in Canada, or in a document filed by the Corporation for public access under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

PART Five

MEETINGS OF DIRECTORS

5.01	Calling and Place of Meetings

Subject to the articles, meetings of the board may be held at any place within or outside Canada, provided that the board may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 5.07, if the Corporation is able to, and does, make available such a communication facility.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine and the corporate secretary shall upon direction of any of the foregoing convene a meeting of the board (and subject to the Act if all of the directors of the Corporation consent the meeting not to be held at any place but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 5.07). Except as otherwise provided by the Act and these bylaws, the directors, either as a board or as a committee thereof, may convene, adjourn and otherwise regulate their meetings as they think fit.

5.02	Notice

Notice of the time and place for the holding of any such meeting shall be delivered personally, by mail or by facsimile, or otherwise communicated by electronic means or any other communications facilities in accordance with the requirements of the Act (“Electronic Communications”) to each director not less than two business days (exclusive of the day on which the notice is delivered, mailed, or sent by Electronic Communications but inclusive of the day for which notice is given) before the date of the meeting. A director may in any manner waive notice of or otherwise consent to a meeting of the board. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, save that no notice of a meeting shall be necessary if all the directors are present and do not object to the holding of the meeting, or if those absent have waived notice of or have otherwise signified their consent to the holding of the meeting.

5.03	Quorum

Subject to Section 3.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors then in office and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors.

5.04	Electronic Voting.

Subject to the Act, a director participating in a meeting by a telephonic, electronic or other communication facility may vote by any reasonable means (including verbal assent) given the nature of such communication facility.

5.05	First Meeting of the New Board

For the first meeting of the board to be held following the election of directors at an annual or special meeting of the shareholders, or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

5.06	Adjournment

Any meeting of the board or of any committee of the board may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place, and no notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting are announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

5.07	Electronic Participation

Subject to the Act, if all of the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting. For clarity, a meeting of the board or a committee of the board may be held entirely by means of a telephonic, electronic or other communications facility if all directors present or participating in the meeting consent. Any consent is effective whether given before or after the meeting and may be given with respect to all meetings of the directors and committees of the directors.

5.08	Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

5.09	Chair

The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, chief executive officer, president, lead director or a vice-president. If no such officer is present, the directors present shall choose one of their number to be chair.

5.10	Votes to Govern

All questions arising at any meeting of the board shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting in addition to his or her original vote shall not be entitled to a second or casting vote.

5.11	Resolution in Lieu of Meeting

A resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors is as valid as if it had been passed at a meeting of the board or committee of the board. A copy of every such resolution shall be kept with the minutes of the proceedings of the board or committee of the board.

PART Six

COMMITTEES

6.01	Committees of the Board

The board may appoint, dissolve or reappoint one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

6.02	Transaction of Business

Subject to the provisions of Section 5.07, the powers of such committee or committees of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada, provided that the committee may in its sole discretion determine that a meeting shall not be held at any place, but may instead be held entirely by means of a telephonic, electronic or other communication facility pursuant to Section 5.07, if the Corporation is able to, and does, make available such a communication facility.

6.03	Audit Committee

The board shall appoint annually from among its number an audit committee to be composed of not fewer than three directors, none of whom shall be officers or employees of the Corporation or its affiliates as may be specified by the Act and whose members must otherwise meet the requirements of applicable law and stock exchange requirement. The audit committee shall have the powers provided in the Act and in other applicable law and in, addition, such other powers and duties as the board may determine.

6.04	Advisory Bodies

The board may from time to time appoint advisory bodies as they may deem advisable.

6.05	Procedure

Unless otherwise determined by the board, each committee and advisory body shall have the power to fix its quorum at not less than a majority of its members, to elect its chair and to regulate its procedure.

PART Seven

OFFICERS

7.01	Appointment of Officers

The board may from time to time appoint a chief executive officer, president, chief financial officer, a corporate secretary, and one or more vice-presidents (to which title may be words added indicating seniority or function), a treasurer, a controller and such other officers as the board may determine, including one or more assistants to any one of the officers so appointed. Subject to Sections 7.02 and 7.03, an officer may but need not be a director, and one person may hold more than one office. The board may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the board.

7.02	Chair of the Board

The board may from time to time appoint a chair of the board who shall be a director. If appointed, the board may assign to him or her any of the powers and duties that are by any provisions of this by-law assigned to the lead director or to the chief executive officer; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the lead director, if any, or by the chief executive officer.

7.03	Lead Director

The board may appoint from their number a lead director who, unless otherwise permitted by the Act, shall be a resident Canadian. Subject to the Act, a lead director shall possess and exercise such authority and powers and shall perform such duties as may be determined by the by-laws and the board. A lead director shall not be an officer of the Corporation.

7.04	Chief Executive Officer

The chief executive officer shall have, under the control of the board, general supervision and direction of the business and affairs of the Corporation. The chief executive officer shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board and the chair of the board. In the absence of the chair of the board and lead director, if any, and if the chief executive officer is also a director of the Corporation, the chief executive officer shall, when present, preside at all meetings of the board, any committee of the board and shareholders; he or she shall sign such contracts, documents or instruments in writing as require his or her signature, and shall have such other powers and shall perform such other duties as may from time to time be assigned to him or her by resolution of the board or as are incident to his or her office.

7.05	President

The board may appoint a president and, subject to the authority of the chief executive officer, shall possess and exercise such authority and powers and perform such other duties as may be determined by the by-laws, the board, the chair of the board and the chief executive officer.

7.06	Vice-President

The vice-president or, if more than one, the vice-presidents in order of seniority, shall be vested with all the powers and shall perform all the duties of the president in the absence or inability or refusal to act of the chief executive officer, provided, however, that a vice-president who is not a director shall not preside as chair at any meeting of the board or shareholders. The vice-president or, if more than one, the vice-presidents in order of seniority, shall sign such contracts, documents or instruments in writing as require his, her or their signatures and shall also have such other powers and duties as may from time to time be assigned to him, her or them by resolution of the board.

7.07	Corporate Secretary

The corporate secretary shall possess and exercise such authority and powers and perform such duties as may be determined by the by-laws, the board, the chair of the board and the chief executive officer.

The corporate secretary shall give or cause to be given, as and when instructed, notices to the board, the shareholders, officers, auditors and members of committees and advisory bodies of the board. Unless otherwise determined by the board, the corporate secretary shall attend and record minutes of all meetings of the board, committees of the board, shareholders and advisory bodies. The corporate secretary shall have charge of the corporate seal or seals and of the corporate records, subject to Section 9.03 hereof, required by law to be kept, except accounting records.

7.08	Treasurer or Assistant Treasurer

The treasurer or assistant treasurer, if one is appointed, shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as treasurer or assistant treasurer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board may specify. Unless and until the board designates any other officer of the Corporation to be the chief financial officer of the Corporation, the treasurer or assistant treasurer shall be the chief financial officer of the Corporation.

7.09	Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

7.10	Term of Office

All officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board at any time, with or without cause. Otherwise, each officer appointed by the board shall hold office until his or her successor is appointed or until the earlier of his or her resignation or death.

7.11	Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.12	Terms of Employment and Remuneration

The terms of employment and remuneration of all officers appointed by the board, including the chair of the board, the chief executive officer and the president, if any, shall be determined from time to time by resolution of the board. The fact that any officer or employee is a director or shareholder shall not disqualify him or her from receiving such remuneration as may be determined.

7.13	Conflict of Interest

An officer shall disclose his or her interest in any material contract or proposed material contract with the Corporation in accordance with Section 8.04.

7.14	Vacancies

If the office of chair, lead director, chief executive officer, president, vice-president, corporate secretary, controller, treasurer, or any other office created by the board pursuant to Section 7.10 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the board shall in the case of the chief executive officer, president, if any, or the corporate secretary, and may in the case of any other officer, appoint an officer to fill such vacancy.

PART Eight

PROTECTION OF DIRECTORS AND OFFICERS

8.01	Limitation of Liability

Every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, including any person with whom or which any moneys, securities or effects shall be lodged or deposited, or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss occasioned by any error of judgment or oversight on the part of such director or officer or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her office or in relation thereto; provided that nothing in these by-laws shall relieve a director or officer from the duty to act in accordance with the Act and regulations made thereunder, or relieve him or her from liability for a breach thereof. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

8.02	Indemnity

Subject to the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with the Corporation or other entity, if:

(a)          the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)          in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.

The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. The Corporation shall advance monies to a director, officer or other individual for costs, charges and expenses of a proceeding referred to above. The individual shall repay the monies if he or she does not fulfill the conditions set out in paragraphs (a) and (b) above. Nothing in this by-law shall limit the right of any individual entitled to indemnity to claim indemnity apart from the provisions of this by-law, whether by contract or otherwise, and no settlement or plea of guilty in any action or proceeding shall alone constitute evidence that a person did not meet a condition set out in clause (a) or (b) of this Section 8.02 or any corresponding condition of the Act.

8.03	Insurance

Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 8.02 against any liability incurred by him or her in his or her capacity as a director or officer, or an individual acting in a similar capacity, of the Corporation or of another body corporate at the Corporation’s request.

8.04	Conflict of Interest

A director or officer of the Corporation shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Corporation, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the same except as provided by the Act. A general notice to the board by a director or officer that he/she is a director or officer of or has a material interest in a person and is to be regarded as interested in any contract made or transaction entered into with that person is a sufficient disclosure of interest in relation to any contract or transaction so made or entered into. If no quorum exists for the purpose of voting on a resolution only because a director is not permitted to be present at the meeting due to a conflict of interest, the remaining directors shall be deemed to constitute a quorum for the purpose of voting on the resolution. Where all of the directors are required to make a disclosure under this Section, the contract or transaction may only be approved by the shareholders.

8.05	Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of shareholders or at any special meeting of shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

PART Nine

SHARES

9.01	Issuance

Subject to the Act and the articles of the Corporation, the board may from time to time issue, or grant options or rights to purchase, the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board may determine, provided that no share shall be issued until it is fully paid as provided by the Act.

9.02	Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

9.03	Transfer Agents and Registrars

The board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The board may at any time terminate any such appointment.

9.04	Share Certificates

Every holder of one or more shares of the Corporation shall be entitled, at his or her option, to a share certificate, or to a non-transferable written acknowledgement of his or her right to obtain a share certificate, stating the number and class or series of shares held by him or her as shown on the securities register. Subject to the Act, share certificates and acknowledgements of a shareholder’s right to a share certificate shall be in such form as the board shall from time to time approve. Any share certificate shall be signed in accordance with Section 2.05 and it need not be under the corporate seal. The signature of one of the signing officers may be printed or mechanically reproduced or electronically reproduced upon share certificates. Every printed or mechanically reproduced or electronically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding the foregoing, unless the board otherwise determine, certificates representing shares in respect of which a transfer agent or registrar, as the case may be, has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent or registrar. In the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent or registrar, the signature of any signing officer may be printed or mechanically reproduced or electronically reproduced upon share certificates and every such printed or mechanically reproduced or electronically reproduced signature shall for all purposes be deemed to be a signature binding upon the Corporation. Notwithstanding any change in the persons holding office between the time of signing and the issuance of any certificate, and notwithstanding that a person may not have held office at the date of issuance of such certificate, any such certificate so signed shall be valid and binding upon the Corporation.

9.05	Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

9.06	Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make dividends or other payments in respect thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

9.07	Replacement of Share Certificates

Subject to the Act and to the extent share certificates have been issued in respect of a particular class of shares, the board or any officer or agent designated by the board may in their sole discretion, direct the issue of a new share or other such certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board, or any officer or agent designated by the board, may from time to time prescribe, whether generally or in any particular case.

9.08	Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, may refuse to register a transfer of the whole or any part of such shares.

PART Ten

DIVIDENDS AND RIGHTS

10.01	Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

10.02	Dividend Cheques

A dividend payable in money shall be paid by either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or by such other method as the board may determine, and will be paid to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque or the sending of the payment by electronic means or other method determined by the board as provided for above, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold unless the same is not paid on due presentation.

10.03	Non-Receipt of Payment

In the event of non-receipt of any payment by the person to whom it is sent as set out in Section 10.02, the Corporation shall issue to such person a repayment for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

10.04	Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment for such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided in the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

10.05	Unclaimed Dividends

No dividends or other distributions shall bear interest as against the Corporation. Except as otherwise expressly provided in the articles with respect to any class or series of shares, any dividend or other distribution unclaimed for one year after having been declared payable may be invested or otherwise made use of by the board for the benefit of the Corporation. Any dividend or other distribution unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

PART Eleven

MEETINGS OF SHAREHOLDERS

11.01	Annual Meetings

The annual meeting of shareholders shall be held on such day and at such time in each year for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

An annual meeting of shareholders may also be constituted as an annual and special meeting of shareholders to consider and transact any special business, which may be considered and transacted at a special meeting of shareholders.

11.02	Special Meetings

The board shall have power to call a special meeting of shareholders at any time. Any special meeting of shareholders may be combined with an annual meeting.

11.03	Place of Meetings

Subject to the Act, meetings of shareholders shall be held at the place within Canada that the board may determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. A meeting held pursuant to Section 11.04 shall be deemed to be held at the place where the registered office of the Corporation is located.

11.04	Meetings Held by Electronic Means

Subject to the Act and such guidelines and procedures as the board may adopt, if the board or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the board may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

11.05	Participation in Meeting by Electronic Means

Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act and such guidelines and procedures as the board may adopt, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. Any such person who, through those means, votes at the meeting or establishes a communications link to the meeting is deemed for the purposes of these by-laws to be present at the meeting.

11.06	Notice of Meetings

Notice of the time and place (if any) of each meeting of shareholders shall be given in the manner provided in and within the period prescribed under the Act to each director, to the auditor of the Corporation and to each shareholder who at the close of business on the record date is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and the auditors’ report, election of directors and reappointment of incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

11.07	List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed pursuant to Section 11.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, the day on which the meeting is held.

11.08	Record Date for Notice

The board may, within the prescribed period, fix in advance a record date for the purpose of determining the shareholders entitled to receive notice of the meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, the day on which the meeting is held.

11.09	Meetings without Notice

A meeting of shareholders may be held without notice at any time and place (if any) permitted by the Act (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held, provided that such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting, any business may be transacted which the Corporation at a meeting of shareholders may transact.

11.10	Advance Notice for Proposals

No business may be transacted at an annual meeting of shareholders, other than business that is: (a) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the board; (b) otherwise properly brought before the annual meeting by or at the direction of the board; or (c) otherwise properly brought before the annual meeting by any shareholder of the Corporation who complies with the proposal procedures set forth in this Section.

For business to be properly brought before an annual meeting by a shareholder of the Corporation, such shareholder must submit a proposal to the Corporation for inclusion in the Corporation’s management information circular in accordance with the requirements of these by-laws and the Act; provided that any proposal that includes nominations for the election of directors shall be submitted to the Corporation in accordance with the requirements set forth in Part 4. The Corporation shall set out the proposal in the management information circular or attach the proposal thereto, subject to the exemptions and bases for refusal set forth in the Act. At a special meeting of shareholders, only such business shall be conducted as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to and in compliance with Part 4.

11.11	Chair, Corporate Secretary and Scrutineers

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, chief executive officer, president, lead director or a vice-president who is a director or any director. If no such individual is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the corporate secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as corporate secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

11.12	Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

11.13	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding shares of the Corporation carrying voting rights at the meeting of shareholders.

11.14	Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate or association, at any meeting of shareholders for which the Corporation has prepared the list referred to in Section 11.07, a shareholder whose name appears on such list is entitled to vote the shares shown opposite his or her name at the meeting to which the list relates. At any meeting of shareholders for which the Corporation has not prepared the list referred to in Section 11.07, every person shall be entitled to vote at the meeting who at the time is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting. The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

11.15	Proxyholders and Representatives

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as his or her representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be executed in writing or by electronic signature by the shareholder or his or her attorney and shall conform with the requirements of the Act. Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its board or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder’s behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the corporate secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

11.16	Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, it has been received by the corporate secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.

11.17	Joint Shareholders

If two or more persons hold shares jointly, any of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy, they shall vote together as one on the shares jointly held by them.

11.18	Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes cast on the question. In case of an equality of votes either upon a show of hand or upon a poll, the chair of the meeting shall not be entitled to a second or casting vote.

11.19	Show of Hands

Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands (which may include such other indication of a vote in accordance with Section 11.21), unless a ballot thereon is required or demanded as provided in Section 11.20. Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. For the purpose of this Section, if at any meeting the Corporation has made available to shareholders the means to vote by telephone, electronic means or other communication facility for a vote by show of hands, any such vote made shall be included in tallying any votes by show of hands.

11.20	Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote at the meeting may require or demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct (which may include such other indication of a vote in accordance with Section 11.21). A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he or she is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question. For the purpose of this Section, if at any meeting the Corporation has made available to shareholders the means to vote by telephone, elecontronic means or other communication facility for a vote by ballot, any such vote made shall be included in tallying the ballot.

11.21	Electronic Voting

Any vote referred to in Section 11.19 or Section 11.20 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, provided that the facility enables the votes to be gathered in a manner that permits their subsequent verification. Any person entitled to vote at a meeting of shareholders where the Corporation has made available a telephonic, electronic or other communication facility for the purposes of attending and/or voting at such meeting may vote, subject to and in accordance with the Act, by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

11.22	Adjournment

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

11.23	Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

PART Twelve

NOTICES

12.01	Method of Giving Notices

Whenever under the Act, the regulations, the articles or these by-laws any notice, document or other information is required to be sent to a director, officer, auditor or member of a committee of the board, such notice may be sent either: (a) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, in each case to such person’s recorded address; or (b) by means of fax, e-mail or other form of electronic transmission. Unless the Act or these by-laws provide otherwise, any notice, document or other information required or permitted by the Act, the regulations, the articles or these by-laws to be sent to a shareholder, may be sent by any one of the following methods: (w) by hand delivery, through the mail, or by a nationally recognized overnight delivery service for next day delivery, in each case to such shareholder’s recorded address; (x) by means of fax, e-mail, or other form of electronic transmission; (y) by providing or posting the notice, document or other information on or making it available through a generally accessible electronic source and providing notice of the availability and location of the notice, document or other information to the shareholder via any of the methods specified in (w) and (x) above, including by mail, delivery, fax, e-mail or other form of electronic transmission; or (z) by any other method permitted by applicable law.

A notice to a director, officer, auditor, member of a committee of the board or to a shareholder shall be deemed to be received as follows: (i) if given by hand delivery, when actually received by the person; (ii) if sent through the mail, at the time it would be delivered in the ordinary course of mail; (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when delivered to such service; (iv) if sent by fax, when sent to the fax number for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder when sent to a number at which the shareholder has consented (or is deemed under applicable law to have consented) to receive notice, and in any case evidence of delivery confirmation is received by sender’s fax device; (v) if by e-mail, when sent to the e-mail address for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder, when sent to an e-mail address at which the shareholder has consented (or is deemed under applicable law to have consented) to receive notice; (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director, officer, auditor or member of a committee of the board appearing on the records of the Corporation or for a shareholder, when sent to the shareholder; (vii) in the case of a shareholder, if sent by posting it on or making it available through a generally accessible electronic source referred to in clause (y) above, on the day such person is sent notice of the availability and location of such notice, document or other information is deemed to have been sent to the shareholder in accordance with (i) through (vi) above; or (viii) if sent by any other method permitted by applicable law, at the time that such person is deemed to have received such notice pursuant to applicable law. If a shareholder has consented (or is deemed under applicable law to have consented) to a method for delivery of a notice, document or other information, the shareholder may revoke such shareholder’s consent to receiving any notice, document or information by fax or e-mail by giving written notice of such revocation to the Corporation.

12.02	Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may signed in accordance with Section 2.05.

12.03	Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper continuing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box. With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means. A certificate of the chair of the board, the chief executive officer, the president, a vice-president, the corporate secretary, the treasurer or the controller or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

12.04	Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

12.05	Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

12.06	Undelivered Notices

If any notice given to a shareholder pursuant to Section 12.01 is returned on two consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he or she informs the Corporation in writing of his or her new address.

12.07	Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

12.08	Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder through whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he or she became so entitled) and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Act.

12.09	Waiver of Notice

Any shareholder, proxyholder, representative, director, officer, auditor, member of a committee of the board or other person entitled to attend a meeting of shareholders may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him or her or to the shareholder whom the proxyholder or representative represents under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event for which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be. Except as otherwise provided in these by-laws, a waiver or abridgement (other than a waiver of notice of a meeting of shareholders or of the board or a committee of the board) shall be in writing or given by electronic signature and may be sent by electronic means in such manner or through such communication facility as the board shall have approved or in accordance with the Electronic Commerce Act, 2000, S.O. 2000, c. 17, as from time to time amended. A waiver of notice of a meeting of shareholders or of the board or of a committee of the board may be given in any manner consistent with these by-laws. Attendance of a director at a meeting of the board or of a shareholder or any person entitled to attend a meeting of shareholders is a waiver of notice of the applicable meeting except where such director, shareholder or other person, as the case may be, attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

PART Thirteen

ELECTRONIC DOCUMENTS

13.01	Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document. Unless otherwise specified in these by-laws, a requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act in respect thereof are met. Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

PART Fourteen

EFFECTIVE DATE and repeal

14.01	Repeal

All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

14.02	Effective Date

This by-law shall come into force upon being passed by the board in accordance with the Act.

MADE by the board of directors on the 12th day of May, 2022.

(signed) “Etienne Morin”
Name: Etienne Morin Title: Chief Financial Officer